Exhibit 99.10

Gewone Algemene Vergadering van 25 april 2023 Annual Shareholders’ Meeting of 25 April 2023

Kennisgeving van deelname (enkel te gebruiken door houders van aandelen op naam of inschrijvingsrechten)	Notification of participation (to be used by holders of registered shares or subscription rights only)

De ondergetekende:	The undersigned:

(Naam en adres / Name and address)

heeft kennisgenomen van de agenda van de Gewone Algemene Vergadering van Galapagos NV (een naamloze vennootschap naar Belgisch recht, met zetel te Generaal De Wittelaan L11 A3, 2800 Mechelen, België en ingeschreven in het Rechtspersonenregister (Antwerpen, afdeling Mechelen) onder nummer 0466. 460.429) (de “Vennootschap”),	has taken note of the agenda of the Annual Shareholders’ Meeting of Galapagos NV (a limited liability company organized under the laws of Belgium, with registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium and registered with the Register of Legal Entities (Antwerp, division Mechelen) under number 0466.460.429) (the “Company”),

die zal worden gehouden op dinsdag 25 april 2023, om 14.00 uur (Belgische tijd) en op de zetel van de Vennootschap,	to be held on Tuesday 25 April 2023, at 2.00 p.m. (Belgian time) and at the registered office of the Company,

en brengt de Vennootschap hierbij op de hoogte van zijn / haar voornemen om deel te nemen aan de bovenvermelde Gewone Algemene Vergadering,	and hereby notifies the Company of his / her intention to attend the aforementioned Annual Shareholders’ Meeting,

met de volgende effecten:		with the following securities:

	aandelen op naam en/of		registered shares and/or

	inschrijvingsrechten		subscription rights
(Aantal)		(Number)

(Datum / Date)

(Naam / Name)

(Handtekening / Signature)

De ondertekende kennisgeving dient uiterlijk op 19 april 2023 bij Galapagos NV toe te komen. Deze moet worden bezorgd per e-mail (shareholders@glpg.com) of met de post (Galapagos NV, t.a.v. mw. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, België).	The signed notification must be received by Galapagos NV on 19 April 2023 at the latest. It should be submitted by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Ms. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

De ondergetekende gaat ermee akkoord dat de Engelse versie van deze kennisgeving slechts een vrije vertaling voor informatiedoeleinden betreft, en dat de Nederlandstalige versie altijd voorrang heeft op de Engelse versie.	The undersigned agrees that the English version of this notification is a free translation for information purposes only, and that the Dutch version shall at all times prevail over the English version.

Aandeelhouders die willen stemmen per brief, of zich willen laten vertegenwoordigen, moeten eveneens voldoen aan de relevante voorwaarden zoals beschreven in de oproeping tot de Gewone Algemene Vergadering.	Shareholders who wish to vote by letter, or who wish to be represented by proxy, need also to comply with the relevant conditions as described in the convening notice to the Annual Shareholders’ Meeting.

Galapagos NV | Kennisgeving van deelname AV 25 april 2023 | Attendance notification AGM 25 April 2023

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